February 6, 2017

Via EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to Comments on Amendment No. 1 to the Registration Statement on
Form S-4 filed by Tesoro Corporation on January 18, 2017 (File No. 333-215080)

Dear Ms. Nguyen:

Tesoro Corporation (“Tesoro”) today filed Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (File No. 333-215080) (“Registration Statement”), including a joint proxy statement/prospectus of Tesoro and Western Refining, Inc. (“Western Refining”). This letter, which is being submitted on behalf of Tesoro and Western Refining, responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement contained in your letter, dated January 30, 2017 (the “Comment Letter”).

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. In general, the information contained in this letter with respect to Tesoro has been furnished by Tesoro and the information contained in this letter with respect to Western Refining has been furnished by Western Refining. Except where otherwise indicated, the page references contained in our responses below are to the pages of Amendment No. 2 in the form filed today with the Commission.

Loan Lauren P. Nguyen,

February 6, 2017

What will happen to Western Refining as a result of the merger?, page 7

1.	We note your response to prior comment 1. Please revise to explain why Tesoro and Western Refining may effect the second merger.

In response to the Staff’s comment, a new Q&A has been added to page 8, entitled “Why have Tesoro and Western Refining provided for the option to effect the second merger?”.

Opinion of Goldman Sachs, Tesoro’s Financial Advisor, page 83

Illustrative Discounted Cash Flow Analysis, page 86

2.	Please define unlevered free cash flows, as used in this analysis, and disclose the unlevered free cash flow forecasts and related assumptions used in this analysis.

In response to the Staff’s comment, the unlevered free cash flow forecasts as prepared by Tesoro management and used by Goldman Sachs in performing an illustrative discounted cash flow analysis with respect to Tesoro and Western Refining, have been added to page 120 and to page 122, respectively. The corresponding definition of unlevered free cash flows has also been added to pages 120 and 122, respectively.

We respectfully refer the Staff to the section titled “Illustrative Discounted Cash Flow Analysis”, beginning on page 87, which Tesoro believes describes the material assumptions utilized for purposes of the discounted cash flow analysis.

Opinion of Barclays Capital, Western Refining’s Financial Advisor, page 95

3.	We note that additional detail and analyses appear in the board books you provided to us. For example, it appears that Barclays performed a contribution analysis. As appropriate, please expand the financial analyses summaries to include the additional analyses or tell us why you are not required to do so.

As discussed with the Staff by telephone on January 31, 2017, Western Refining believes that the description of the contribution analysis provided in the section entitled “Summary of the Financial Analyses of Western Refining’s Financial Advisor – Other Factors” that appeared on pages 110 to 112 of Amendment No. 1 reflects such analysis as presented by Barclays to the board of directors of Western Refining in connection with rendering Barclays’ fairness opinion and

Loan Lauren P. Nguyen,

February 6, 2017

reflects the relative importance of this analysis as compared to the other analyses presented to the Western Refining board of directors. Western Refining and Barclays have advised us that the financial analyses that were integral to rendering Barclays’ fairness opinion are set forth on pages 23 to 25 of the Barclays’ November 16, 2016 presentation materials, a copy of which has been supplied supplementally to the Staff (but which has not been made available to Tesoro), and have been discussed in depth in the joint proxy statement/prospectus. Additional supporting materials, such as the contribution analysis, have also been disclosed in the joint proxy statement/prospectus included in the Registration Statement, including under the section entitled “Other Factors”, beginning on page 114 of Amendment No. 2.

4.	We note that for the Selected Comparable Company Analysis (page 103), Sum of Parts Analysis (page 104) and Selected Precedent Transaction Analysis (page 107), you disclose reference ranges, such as Comparable Company Enterprise Value Multiple of EBITDA Reference Range appearing on the bottom on page 103. Neither your disclosure nor the comparable presentation materials in your board books provided to us in response to prior comment 7 appear to explain how such reference ranges were determined from the comparable company metrics. For example, in the Comparable Company Analysis on pages 41 and 55 of the Barclays’ November 16, 2016 presentation materials, you do not explain how the comparable company supporting data presented on the bottom of such pages translates into the Comparable Company Reference Multiple Range for 2017E and 2018E disclosed on the top of such pages. We note that for the Sum of Parts and Comparable Transaction Analysis, the comparable company supporting data appears in the Additional Supporting Details tables beginning on page 57.

In response to the Staff’s comment, additional disclosures have been included on pages 104-105, 108-109 and 111 of Amendment No. 2.

5.	The Selected Comparable Company Analysis, Sum of Parts and Selected Precedent Transaction Analysis, in calculating implied enterprise value ranges, make reference to certain financial information as reflected in Western Refining and Tesoro’s unaudited forecasted financial information, specifically:

•	Total projected consolidated debt;
•	Total projected consolidated cash;

Loan Lauren P. Nguyen,

February 6, 2017

•	The market value of MLP limited partner units not held by Western Refining or Tesoro, respectively; and
•	With respect to the Sum of Part Analysis only, EBITDA for separate business lines, as reflected in the Western Refining and Tesoro adjusted unaudited forecasted financial information.

We note that the above information is not presently disclosed under the section entitled “Unaudited Forecasted Financial Information” beginning on page 114. However, such unaudited forecasted financial information appears on pages 35 and 47 of Barclays’ November 16, 2016 presentation materials, and with respect to the projected EBITDA of certain business lines, on pages 18-20. As necessary to understand these financial analyses, please revise your section beginning on page 114 to disclose this unaudited forecasted financial information.

In response to the Staff’s comment, additional disclosures have been included on pages 124, 125 and 127 of Amendment No. 2.

Unaudited Forecasted Financial Information, page 114

Unaudited Forecasted Financial Information Prepared by Tesoro, page 116

Western Refining, page 118

6.	We note that your disclosure of certain line items, such as depreciation and amortization expense, does not appear to correspond to the numbers used in the Goldman Sachs’ November 16, 2016 presentation materials on page 22, for the discounted cash flow analysis of Western Refining using the Western Refining projections as adjusted by Tesoro. Please clarify the unaudited forecasted financial information which was prepared by Tesoro management and provided to the Tesoro board and to Goldman Sachs, or otherwise clarify this inconsistency.

In response to the Staff’s comment, page 122 has been revised to indicate that for the purpose of calculating the unlevered free cash flows of Western Refining, Tesoro management used projected depreciation and amortization expense as set forth in the unaudited forecasted financial information prepared by Western Refining management as set forth on page 124.

Loan Lauren P. Nguyen,

February 6, 2017

Exhibits

7.	Please file all outstanding exhibits, such as legal and tax opinions, as required by Item 601 of Regulation S-K for the Form S-4. File also the form of proxy to be provided to shareholders. We may have further comments upon review.

As discussed with the Staff by telephone on January 31, 2017:

•	Forms of the tax and legal opinions have been included as Exhibits 5.1 and 8.1, respectively, to Amendment No. 2. Tesoro and Western expect to include executed copies of such opinions as exhibits to the final pre-effective amendment to the Registration Statement.

•	Forms of proxy cards were filed with Amendment No. 1 to the Registration Statement as Exhibits 99.1 and 99.2 and have also been filed with Amendment No. 2 as Exhibits 99.1 and 99.2. Tesoro and Western expect to include final copies of the proxy cards in the final pre-effective amendment to the Registration Statement.

*         *         *

Loan Lauren P. Nguyen,

February 6, 2017

We hope that the foregoing, and the revisions to the Registration Statement set forth in Amendment No. 2, have been responsive to the Staff’s comments. Please direct any comments or questions regarding this letter to Audra D. Cohen at (212) 558-3275, via fax at (212) 558-3588 or via e-mail at cohena@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Kim K. W. Rucker

Kim K. W. Rucker

General Counsel

Tesoro Corporation

cc:	Ethan Horowitz, Accounting Branch Chief

Wei Lu, Staff Accountant

Kevin Dougherty, Attorney-Advisor

(United States Securities and Exchange Commission)

Lowry Barfield

(Western Refining, Inc.)

Frank Aquila

Audra D. Cohen

(Sullivan & Cromwell LLP)

John D. Amorosi

Marc O. Williams

(Davis Polk & Wardwell LLP)